SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Hutchison Telecommunications International Limited

(Name of Issuer)

Ordinary Shares, nominal value HK$0.25 each

(Title of Class of Securities)

44841T 10 7

(CUSIP Number)

Edith Shih

Hutchison Whampoa Limited

22nd Floor, Hutchison House

10 Harcourt Road

Hong Kong

(852-2128-1188)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

This Amendment No. 7 (the “Amendment”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons on June 30, 2005, as amended by Amendment No. 1 filed by the Reporting Persons on August 12, 2005, Amendment No. 2 filed by the Reporting Persons on December 27, 2005, Amendment No. 3 filed by the Reporting Persons on January 15, 2008, Amendment No. 4 filed by the Reporting Persons on November 7, 2008, Amendment No. 5 filed by the Reporting Persons on January 8, 2010, and Amendment No. 6 filed by the Reporting Persons on March 16, 2010 (the “Schedule 13D”), relating to the Ordinary Shares, nominal value HK$0.25 each (“Ordinary Shares”), of Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands (the “Issuer”).

Item 4.	Purpose of Transaction.

Scheme of Arrangement

As previously disclosed, on January 8, 2010, Hutchison Telecommunications Holdings Limited (“HTHL”), an indirect wholly-owned subsidiary of Hutchison Whampoa Limited (“HWL”), requested the board of directors of the Issuer to put forward a proposal (the “Share Proposal”) regarding a privatization of the Issuer by way of a scheme of arrangement (the “Scheme”) under Section 86 of the Companies Law of the Cayman Islands, and on March 15, 2010, HWL, HTHL and the Issuer jointly issued a scheme document (the “Scheme Document”) formally proposing the Share Proposal and the Scheme.

On May 12, 2010, HWL, HTHL and the Issuer made a joint announcement (the “May 12 2010 Joint Announcement”) that the resolution proposed at the court meeting held on May 12, 2010 to approve the Scheme and the resolutions proposed at the extraordinary general meeting of shareholders of the Issuer also held on May 12, 2010 to approve matters for the purposes of giving effect to, or incidental to the implementation of,  the Scheme had all been duly passed.

The Scheme will become effective only upon the fulfilment or waiver (as applicable) of the remaining conditions of the Share Proposal and the Scheme set out in the Scheme Document.  These conditions include, among others, the sanction of the Scheme (with or without modifications) by the Grand Court of the Cayman Islands.  A court hearing of the petition to sanction the Scheme is expected to be held in the Grand Court of the Cayman Islands on May 21, 2010 (Cayman Islands time).  Subject to all the conditions of the Share Proposal and the Scheme being fulfilled or waived, as applicable, the Scheme is expected to become effective on or about May 24, 2010 (Cayman Islands time).

This item is qualified in its entirety by reference to the May 12 2010 Joint Announcement, which is attached hereto as Exhibit 17 and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by the addition of the paragraphs set forth under Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit 17	Joint Announcement dated May 12, 2010 issued by HWL, HTHL and the Issuer (incorporated by reference to Exhibit 1.2 to the Issuer’s Report on Form 6-K furnished to the SEC on May 12, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2010

HUTCHISON WHAMPOA LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Deputy Group Managing Director

HUTCHISON TELECOMMUNICATIONS INVESTMENT HOLDINGS LIMITED

HUTCHISON TELECOMMUNICATIONS HOLDINGS LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director

CHEUNG KONG (HOLDINGS) LIMITED

CONTINENTAL REALTY LTD

KAM CHIN INVESTMENT S.A.

SHINING HEIGHTS PROFITS LIMITED

WHITE RAIN ENTERPRISES LIMITED

POLYCOURT LIMITED

RICHLAND REALTY LIMITED

TOP WIN INVESTMENT LIMITED

HALDANER LIMITED

WINBO POWER LIMITED

GOOD ENERGY LIMITED

ORIENTAL TIME INVESTMENT LIMITED

WELL KARIN LIMITED

FUMANDA LIMITED

HARVESTIME HOLDINGS LIMITED

HARROWGATE INVESTMENTS LIMITED

HISLOP RESOURCES LIMITED

MIRABOLE LIMITED

WEALTH PLEASURE LIMITED

GUIDEFIELD LIMITED

HEY DARLEY LIMITED

CHEUNG KONG ENTERPRISES LIMITED

By:	/s/ Edmond Ip
Name:	Edmond Ip
Title:	Director